Exhibit 99.1

EXECUTION VERSION

UNDERWRITING AGREEMENT

November 27, 2013

Euro Pacific Canada Inc.

As Representative of the several Underwriters

130 King Street West, Suite 2820

Toronto, ON M5X 1A9

Attention:	Mr. Xavier Harland
Chief Financial Officer

Dear Sir:

Euro Pacific Canada Inc. (the “Representative”) and National Securities Corporation (collectively with the Representative, the “Underwriters” and each individually, an “Underwriter”) understand that, subject to the terms and conditions stated herein, Acasti Pharma Inc., a corporation incorporated under the Business Corporations Act (Québec) (the “Company”), proposes to issue and sell to the Underwriters an aggregate of 16,000,000 units of the Company (each, a “Unit”, and collectively, the “Firm Units”). Each Unit shall be comprised of a fixed combination of one (1) Class A share in the capital of the Company (a “Unit Share”) and one (1) common share purchase warrant (each, a “Warrant”). Each Warrant shall entitle its holder to acquire one Class A share in the capital of the Company (a “Warrant Share”) at a price of US$1.50 for a period of five (5) years following the First Closing Date (as defined in Section 2(3)). The Warrants shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be entered into as of the First Closing Date between the Company and Computershare Trust Company of Canada (the “Warrant Agent”). The Class A shares in the capital of the Company are generally referred to herein as “Common Shares”.

Based on the foregoing, and subject to the terms and conditions contained in this Underwriting Agreement (the “Agreement”), the Underwriters severally and not jointly, in respect of their percentages set forth in Section 9 hereof, agree to purchase from the Company, and by its acceptance hereof, the Company agrees to sell to the Underwriters, all but not less than all of the Firm Units on the First Closing Date for a purchase price of US$1.25 (the “Offering Price”) per Firm Unit, being an aggregate purchase price of US$20,000,000 against delivery of such Firm Units.

In addition, the Company proposes to grant to the Underwriters, in respect of their percentages set forth in Section 9 hereof, an option (the “Over-Allotment Option”), exercisable in whole or in part at any time prior to 5:00 p.m. (Montréal time) on the day that is the 30th day following the First Closing Date, to purchase up to an additional 2,400,000 Units (the “Additional Units” and collectively with the Firm Units, the “Offered Units”) representing up to 15.0% of the aggregate number of Firm Units, at the Offering Price and upon the terms and conditions set forth herein for the purposes of covering over-allotments and for market stabilization purposes. The aforesaid Offered Units, Unit Shares, Warrants and Warrant Shares are collectively referred to herein as the “Securities”. The Securities shall have the material attributes described in and contemplated by the Prospectuses which are referred to below.

Section 1	Background and Interpretation.

(1) The Company has prepared and filed with the securities regulatory authorities (the “Canadian Commissions”) in each of the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec (collectively, the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated October 16, 2013 relating to the distribution of up to US$150,000,000 of Common Shares, warrants, and units of the Company (the “Shelf Securities”) pursuant to applicable securities laws of the Qualifying Jurisdictions and the respective rules, regulations, blanket rulings, orders and notices made thereunder and the local, uniform, national and multilateral instruments and policies adopted by the Canadian Commissions in the Qualifying Jurisdictions (collectively, as applied and interpreted, the “Canadian Securities Laws”) and in accordance with Multilateral Instrument 11-102 Passport System (“MI 11-102”) and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions (“NP 11-202”, and together with MI 11-102, the “Passport System”). Such preliminary short form base shelf prospectus relating to the distribution of the Shelf Securities, including any documents incorporated by reference therein and any supplements or amendments thereto, is herein called the “Canadian Preliminary Base Prospectus.” The Company has prepared and filed the Canadian Preliminary Base Prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions, the “Shelf Procedures”. The Autorité des marchés financiers (Québec) (the “Principal Regulator”) has issued a receipt for the Canadian Preliminary Base Prospectus and the Company has satisfied the conditions in MI 11-102 to the deemed issuance of a receipt by the Canadian Commissions for the Canadian Preliminary Base Prospectus in each of the other Qualifying Jurisdictions.

(2) The Company has also prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the SEC (the “MJDS”), a registration statement on Form F-10 (Registration No. 333-191907) for the registration of the offering of the Shelf Securities under the United States Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), including the final short form base shelf prospectus dated October 25, 2013 relating to the distribution of the Shelf Securities (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Final Base Prospectus”), pursuant to the Shelf Procedures, omitting the Shelf Information (as hereinafter defined) in accordance with the rules and procedures set forth in NI 44-102 with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X at the time of the filing of the registration statement on Form F-10 (the “Form F-X”).

(3) In addition, the Company (a) has prepared and filed with the SEC (i) a notice of clearance relating to the Canadian Final Base Prospectus issued by the Autorité des marchés financiers, the securities regulator in Quebec, Canada, for the U.S. Registration

Statement on Form F-10 (the prospectus in the U.S. Registration Statement on Form F-10, including the documents incorporated by reference therein and any supplements or amendments thereto when it became effective pursuant to Rule 467(b) under the U.S. Securities Act on October 28, 2013 (the “Effective Date”), is referred to herein as the “U.S. Base Prospectus”), (ii) the preliminary prospectus supplement dated November 26, 2013 specifically relating to the Offered Units, pursuant to General Instruction II.L of Form F-10, including the documents incorporated by reference therein (together with the U.S. Base Prospectus is hereinafter referred to as the “U.S. Preliminary Prospectus” and (b) will prepare and file, as promptly as possible and in any event (i) not later than 11:00 p.m. (Montréal time) on November 27, 2013, with the Canadian Commissions in the Qualifying Jurisdictions, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”, and together with the Canadian Final Base Prospectus, the “Canadian Prospectus”), and (ii) within one business day of such filing with the Canadian Commissions, with the SEC pursuant to General Instruction II.L, of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Prospectus Supplement”, and together with the U.S. Base Prospectus, the “U.S. Prospectus”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Final Base Prospectus for which a final receipt has been obtained from the Canadian Commissions, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information.”

(4) The registration statement on Form F-10, including any amendment thereof on or prior to the Effective Date and including the exhibits thereto, the documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the Effective Date for purposes of Section 10 under the Securities Act and including the Shelf Information, is herein called the “Registration Statement.”

(5) The Canadian Preliminary Base Prospectus and the U.S. Preliminary Prospectus, including the documents incorporated by reference therein and any supplements or amendments thereto that omit the Shelf Information are herein collectively sometimes referred to as the “Preliminary Prospectuses.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”

(6) Any amendment or supplement to the U.S. Prospectus or the Canadian Prospectus (including any document incorporated by reference therein), that may be filed by or on behalf of the Company with the Canadian Commissions in the Qualifying Jurisdictions or with the SEC after the Canadian Prospectus Supplement and the U.S. Prospectus Supplement have been filed and prior to the expiry of the period of distribution of the Offered Units, is referred to herein collectively as the “Supplementary Material.”

(7) As used herein, the “Applicable Time” is 9:00 a.m. (New York time) on November 27, 2013. As used herein, a “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, and a “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the information and the free writing prospectuses, if any, and each “road show” (as defined in Rule 433 under the Securities Act), if any, related to the offering of the Offered Units contemplated hereby that is a “written communication” (as defined in Rule 405 under the Securities Act) (each such road show, a “Road Show”) identified in Schedule A hereto.

(8) As used herein, the terms “Registration Statement,” “Preliminary Prospectuses,” “Time of Sale Prospectus” and “Prospectuses” shall include the documents incorporated and deemed to be incorporated by reference therein (the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.

(9) All references in this Agreement to the Registration Statement, the U.S. Preliminary Prospectus or the U.S. Prospectus shall include any copy thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”). All references in this Agreement to Financial Statements (as defined in Section 3(o)) and schedules and other information which are “contained,” “included” or “stated” in the Registration Statement, the Time of Sale Prospectus or the U.S. Prospectus (and all other references of like import) shall be deemed to mean and include all such Financial Statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be, shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) or otherwise that is or is deemed to be incorporated by reference in the Registration Statement, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be.

(10) As used herein, “business day” shall mean a day on which each of the NASDAQ Capital Market (“NASDAQ”) and the TSX Venture Exchange (“TSXV”) is open for trading. The terms “herein,” “hereof,” “hereto,” “hereinafter” and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement. The term “or,” as used herein, is not exclusive.

(11) The Underwriters shall offer the Offered Units for sale to the public directly and through other duly registered investment dealers and brokers in the Qualifying Jurisdictions and the United States only as permitted by applicable law and upon the terms and conditions set forth in the Prospectuses and this Agreement. The Underwriters agree that they will not, directly or indirectly, distribute the Registration Statement, the Time of Sale Prospectus, or the Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the Qualifying Jurisdictions or such states of the United States in which the Securities are duly qualified under United States federal and applicable United States state securities laws, in such manner as to require registration of the Securities or the filing of a prospectus or any similar document with respect to the Securities by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction. The Underwriters agree that each of the Underwriters that is not registered as a broker-dealer under Section 15 of the Exchange Act, will not offer or sell any Offered Units in, or to persons who are nationals or residents of, the United States other than through one of its United States registered broker-dealer affiliates or otherwise in compliance with Rule 15a-6 under the Exchange Act. Sales of the Offered Units in the Qualifying Jurisdictions may be made only by or through a dealer appropriately registered under applicable Canadian Securities Laws or in circumstances where an exemption from the Canadian registered dealer requirements is available. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Company under this Agreement with respect to a default by another Underwriter under this paragraph.

Section 2	Purchase, Sale, Payment and Delivery of the Offered Units.

The Company hereby confirms its agreement with the Underwriters concerning the purchase and sale of the Offered Units as follows:

(1) Public Offering of the Offered Units. The Representative hereby advises the Company that the Underwriters intend to offer for sale to the public, initially on the terms set forth in the Time of Sale Prospectus and each Prospectus, their respective portions of the Offered Units as soon after this Agreement has been executed as the Representative, in its sole judgment, has determined is advisable and practicable. Following the First Closing Date, after the Underwriters have made a reasonable effort to sell all of the Offered Units at the Offering Price, the purchase price of the Offered Units may be decreased by the Underwriters and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Units is less than the gross proceeds paid by the Underwriters to the Company.

(2) Underwriters’ Commission. In consideration of the Agreement of the Underwriters to purchase the Offered Units and to offer them to the public, the Company agrees to pay to the Underwriters (a) at the First Closing Date (as defined in Section 2(3)) an underwriting fee equal to 3% of the gross proceeds from the sale of the Firm Units to those purchasers agreed to by the Representative and the Company, and 6% of the gross proceeds from the sale of the Firm Units to all other purchasers; and (b) at the Option Closing Date (as defined in Section 2(4)) an underwriting fee equal to 6% of the gross proceeds from the sale of the Additional Units (the “Underwriters’ Commission”). The Underwriters’ Commission may be deducted by the Underwriters from the proceeds of sale of the Firm Units on the First Closing Date or the proceeds of sale of the Additional Units on the Option Closing Date, as applicable. In addition, the Company agrees to pay to the Underwriters, and in the manner specified by the Representative, all fees, disbursements and expenses incurred by the Underwriters in accordance with the provisions in Section 5 hereof.

(3) The First Closing Date in respect of the Firm Units. Payment of the Offering Price for the Firm Units shall be made to the Company by wire transfer against delivery of the Unit

Shares and the Warrants underlying the Firm Units to the Representative on behalf of the Underwriters, through the facilities of CDS Clearing and Depository Services Inc. (“CDS”) and The Depository Trust Company (“DTC”) designated by the Underwriters, and such payment and delivery shall be made at 8:30 a.m. (Montréal time), on December 3, 2013 (the “First Closing Date”) (unless another time shall be agreed to by the Representative and the Company or unless postponed in accordance with the provisions of Section 9 hereof). The Unit Shares and Warrants underlying the Firm Units shall be registered in such names and in such denominations as specified by the Representative on behalf of the Underwriters. It is understood that the Representative has been authorized, for its own account and the accounts of the non-defaulting Underwriters, to accept delivery of and receipt for, and make payment of the Offering Price for, the Firm Units and any Additional Units the Underwriters have agreed to purchase (subject to such adjustment as the Representative may determine to eliminate fractional shares and subject to adjustment in accordance with Section 9 hereof). The Representative, individually and not as the Representative of the Underwriters, may (but shall not be obligated to) make payment for any Offered Units to be purchased by any Underwriter whose funds shall not have been received by the Representative by the First Closing Date or the applicable Option Closing Date (as defined in Section 2(4)), as the case may be, for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

(4) The Additional Units and the Option Closing Date. In addition, the Company hereby grants to the Underwriters the Over-Allotment Option to purchase, and upon the basis of the representations and warranties and subject to the terms and conditions set forth herein, the Underwriters shall have the right to purchase, severally and not jointly, from the Company, all or a portion of the Additional Units as may be necessary to cover over-allotments made in connection with the offering of the Offered Units, at the same Offering Price per Firm Unit to be paid by the Underwriters to the Company for the Firm Units. The Over-Allotment Option granted hereunder may be exercised at any time and from time to time in whole or in part until the day that is the 30th day following the First Closing Date upon notice by the Representative to the Company, which notice may be given at any time prior to 5:00 p.m. (Montréal time) on the day that is the 28th day from the First Closing Date (the “Notice of Exercise”). The Notice of Exercise shall set forth (i) the aggregate number of Additional Units as to which the Underwriters are exercising the option, (ii) the names and denominations in which the Unit Shares and the Warrants underlying the Additional Units are to be registered through the facilities of DTC and CDS, as applicable, and (iii) the time, date and place at which payment and delivery are to be made in respect of the Additional Units (which time and date may be simultaneous with, but not earlier than the First Closing Date; and in the event that such time and date are simultaneous with the First Closing Date, the term “First Closing Date” shall refer to the time and date of delivery of the Unit Shares and the Warrants underlying the Firm Units and such Additional Units through the facilities of DTC or CDS, as applicable. Any such time and date of delivery, if subsequent to the First Closing Date, is called an “Option Closing Date” and shall be determined by the Representative and shall not be earlier than two nor later than five full business days after the date of delivery of such Notice of Exercise. If any Additional Units are to be purchased, each Underwriter agrees, severally and not jointly, to purchase the number of Additional Units (subject to such adjustment as the Representative may determine to eliminate fractional shares) that bears the same proportion to the total number of Additional Units to be purchased as the number of Firm Units set forth opposite the name of such Underwriter in Section 9 hereof bears to the total number of Firm Units subject to adjustment in accordance with Section 9 hereof.

(5) Delivery of the Offered Units and Closing Mechanics. The Company shall deliver, or cause to be delivered, to the Representative for the accounts of the Underwriters the Unit Shares and Warrants underlying the Firm Units at the First Closing Date, against the irrevocable release of a wire transfer of immediately available funds for the amount of the Offering Price therefor. The Company shall also deliver, or cause to be delivered, to the Representative for the accounts of the Underwriters, the Unit Shares and Warrants underlying the Additional Units the Underwriters have agreed to purchase at the First Closing Date or the applicable Option Closing Date, as the case may be, against the irrevocable release of a wire transfer of immediately available funds for the amount of the Offering Price therefor. The Unit Shares and Warrants shall be registered in such names and denominations as the Representative shall have requested at least one full business day prior to the First Closing Date (or the applicable Option Closing Date, as the case may be). Deliveries of the documents described in Section 6 hereof with respect to the purchase of the Offered Units shall be made at the offices of Osler, Hoskin & Harcourt LLP in Montreal, Québec at 8:30 a.m. (Montréal Time), or at such other place as the Representative and the Company may agree, on the First Closing Date or the Option Closing Date, as the case may be. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

Section 3	Representations and Warranties of the Company.

The Company hereby represents and warrants to each Underwriter, as of the date of this Agreement, as of the First Closing Date and as of each Option Closing Date, if any, and covenants with each Underwriter, as follows:

(a)	Forms F-10 and F-X. The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and is eligible to use Form F-10 under the Securities Act to register the offering of the Securities under the Securities Act. The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects to the requirements of the Securities Act.

(b)

Compliance with Laws and Regulations. The Company is eligible to use the Shelf Procedures. No cease trade order preventing or suspending the use of the Canadian Preliminary Base Prospectus or the Canadian Prospectus or preventing the distribution of the Securities has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Commissions; as of their respective dates, the Canadian Preliminary Base Prospectus and the Canadian Prospectus complied in all material respects with all applicable

Canadian Securities Laws; each of the Canadian Commissions in the Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Prospectus and the Canadian Prospectus. On the First Closing Date and each Option Closing Date (as those terms are defined in Section 2), if any, (i) the Canadian Prospectus will comply in all material respects with the Canadian Securities Laws, (ii) the U.S. Prospectus will conform with the Canadian Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and (iii) the Canadian Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the First Closing Date and each Option Closing Date, full, true and plain disclosure of all material facts relating to the Securities, that is required to be in the Canadian Prospectus, and did not at the respective dates thereof, and will not at the First Closing Date or any Option Closing Date, contain a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 – Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

(c)

Compliance with U.S. Requirements. The Registration Statement has become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the SEC. The U.S. Preliminary Prospectus and the U.S. Prospectus when filed complied or will comply in all material respects with the Securities Act and were or will be identical in all material respects to the copies thereof delivered to the Underwriters for use in connection with the offer and sale of the Offered Units. Each of the Registration Statement and any post – effective amendment thereto, at the time it became effective and at the First Closing Date and each Option Closing Date, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the Applicable Time, the Time of Sale Prospectus did not, and at the time of each sale of the Offered Units and at the First Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Prospectus, as amended or supplemented, as of its date and at the First Closing Date and each Option Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences do not apply to the omission of the Shelf Information in accordance with the Shelf Procedures or statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the U.S. Prospectus or the Time of Sale Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information set forth in Section 10(1) herein provided in writing to the Company by the Underwriters expressly for its use therein. There are no contracts or other documents required to be described in the Time of Sale Prospectus or the U.S. Prospectus or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

(d)	Reporting Issuer and TSXV Status. The Company is a “reporting issuer” (a) in the Qualifying Jurisdictions, and (b) in good standing under Canadian Securities Laws. The Company is not in material default of any requirement of such legislation and is in all material respects in compliance with the by-laws, rules and regulations of the TSXV.

(e)	Short Form Eligibility. The Company is eligible to file a prospectus in the form of a short form prospectus under NI 44-101.

(f)	Ineligible Issuer. The Company is not an “ineligible issuer” in connection with the offering of the Offered Units pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the SEC in accordance with the requirements of the Securities Act. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act including timely filing with the SEC or retention where required, and each such free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Units did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the U.S. Prospectus or the U.S. Preliminary Prospectus that has not been superseded or modified. Except for the free writing prospectuses, if any, identified in Schedule A hereto, and electronic Road Shows, if any, furnished to the Underwriters before first use, the Company has not prepared, used or referred to, and will not, without the Representative’s prior consent, prepare, use or refer to, any free writing prospectus.

(g)	Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Prospectuses, when they were filed with the

Canadian Commissions in each of the Qualifying Jurisdictions, conformed in all material respects to the requirements of the Canadian Securities Laws; and any further documents to be incorporated by reference in the Prospectuses subsequent to the effectiveness of the Registration Statement and prior to the completion of the distribution of the Securities, when such documents are so filed, will conform in all material respects to the applicable requirements of the Canadian Securities Laws, and will not contain a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(h)	Reports and Documents, etc. There are no reports or information of the Company or, to the knowledge of the Company, of any third party, that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the offering of the Offered Units that have not been made publicly available as required. There are no documents of the Company or, to the knowledge of the Company, of any third party, required to be filed with the Canadian Commissions in the Qualifying Jurisdictions in connection with the Canadian Preliminary Base Prospectus, the Canadian Prospectus and the Canadian Prospectus Supplement that have not been filed as required pursuant to the Canadian Securities Laws. There are no contracts or other documents of the Company or, to the knowledge of the Company, of any third party, required to be described in the Canadian Prospectus or the Canadian Prospectus Supplement which have not been described or filed as required pursuant to the Canadian Securities Laws.

(i)	Liabilities. The Company has no liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements (as defined below) or referred to or disclosed herein, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business, or (ii) which would not have a Material Adverse Change (as defined below).

(j)	Offering Materials Furnished to Underwriters. The Company has delivered or will deliver on the Closing Date to each of the Representative one complete manually signed copy of the registration statement on Form F-10, each amendment thereto, if any, and each consent and certificate of experts filed as a part thereof, and conformed copies (to the extent such documents contain signatures) of the registration statement on Form F-10 and each amendment thereto, if any, the Time of Sale Prospectus, the Prospectuses, and any free writing prospectus reviewed and consented to by the Representative, in such quantities and at such places as the Representative has reasonably requested for each of the Underwriters.

(k)	Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the later of (i) the expiration or termination of the Over-Allotment Option granted to the Underwriters and (ii) the completion of the Underwriters’ distribution of the Securities, any offering material in connection with the offering and sale of the Offered Units other than the Time of Sale Prospectus, the Prospectuses, any free writing prospectus reviewed and consented to by the Representative on behalf of the Underwriters, or the Registration Statement.

(l)	Authorization. This Agreement has been duly authorized, executed and delivered by the Company. As of the First Closing Date, the Warrant Indenture will have been duly authorized, executed and delivered by, and will be a valid and binding agreement of, the Company, enforceable in accordance with its terms, except as rights to indemnification hereunder may be limited by applicable law and except as the enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

(m)	No Material Adverse Change. Except as otherwise disclosed in the Time of Sale Prospectus, subsequent to the respective dates as of which information is given in the Time of Sale Prospectus: (i) there has been no material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the condition, financial or otherwise, or in the earnings, business, operations or prospects, whether or not arising from transactions in the ordinary course of business, of the Company (any such change is called a “Material Adverse Change”), (ii) the Company has not incurred any material liability or obligation, indirect, direct or contingent nor entered into any material transaction or agreement and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of share capital or repurchase or redemption by the Company of any class of share capital. Except as would not, individually or in the aggregate, have a Material Adverse Change, the Company has not sent or received any communication regarding termination of, or intent not to renew, any of the contracts, agreements or customer relationships referred to or described in the Registration Statement, the Time of Sale Prospectus, the Prospectuses or any free writing prospectus, or referred to or described in, or filed as an exhibit to, the Registration Statement or any Incorporated Document.

(n)

Independent Accountants. KPMG LLP, who have delivered their report with respect to the Financial Statements (as defined below and which term as used in this Agreement includes the related notes thereto) filed with the SEC as a part of the Registration Statement and included in the Time of Sale Prospectus and the Prospectuses (each, an “Applicable Prospectus” and collectively, the “Applicable Prospectuses”), are independent public, certified public or chartered accountants as required by the Securities Act, the

Exchange Act and applicable Canadian Securities Laws. There has not been any “reportable event” (as that term is defined in National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with KPMG LLP or any other prior auditor of the Company.

(o)	Preparation of the Financial Statements. The audited consolidated financial statements of the Company as at February 28, 2013 and February 29, 2012, and for the years ended February 28, 2013 and February 29, 2012 and the unaudited consolidated interim financial statements of the company as at August 31, 2013 and for the three-month and six-month periods ended August 31, 2013 and 2012 (collectively, the “Financial Statements”) filed with the SEC as a part of the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses present fairly, in all material respects, the consolidated financial position of the Company as of and at the dates indicated and the results of their operations and cash flows for the periods specified. Such Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto. No other financial statements are required by the Securities Act or the Canadian Securities Laws to be included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus or the Prospectuses. The financial data set forth in the Prospectuses fairly present, in all material respects, the information set forth therein on a basis consistent with that of the Financial Statements contained or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses. To the knowledge of the Company, no person who has been suspended or barred from being associated with a registered public accounting firm, or who has failed to comply with any sanction pursuant to Rule 5300 promulgated by the PCAOB, has participated in or otherwise aided the preparation of, or audited, the Financial Statements or other financial data filed with the SEC as a part of the Registration Statement and included in any Applicable Prospectus.

(p)

Company’s Accounting System. The Company makes and keeps accurate books and records and maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, whether written, oral or implied, (ii) transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, whether written, oral or implied, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. No material weakness has been identified in the Company’s internal control over financial reporting (whether or not remediated) and, except as set forth in each Applicable

Prospectus, since February 28, 2013 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(q)	Incorporation and Good Standing of the Company. The Company does not own or control, directly or indirectly, any corporation, association or other entity. The Company has been duly incorporated, as the case may be, and is validly existing as a corporation in good standing under the Business Corporations Act (Québec) and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in each Applicable Prospectus and, in the case of the Company, to enter into and perform its obligations under this Agreement. The Company is duly qualified as a corporation, foreign corporation, or extra-provincial corporation, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, result in a Material Adverse Change.

(r)	Minute Books. The corporate records and minute books of the Company that have been made available to the Underwriters and their counsel contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders of the Company held since incorporation, and originals or copies of all resolutions and by-laws duly passed or confirmed by the directors or shareholders of the Company other than at a meeting.

(s)

Capitalization and Other Share Capital Matters. The authorized, issued and outstanding share capital of the Company is as set forth in each Applicable Prospectus under the captions “Consolidated Capitalization” and “Description of the Capital Structure”. The Securities conform in all material respects to the description thereof contained in each Applicable Prospectus. None of the outstanding Common Shares of the Company were issued in violation of any pre-emptive rights, resale right, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company created by law or the Company. The Unit Shares forming part of the Offered Units to be sold by the Company to the Underwriters have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company as provided herein, will be validly issued, fully paid and non-assessable, and the issuance and sale of the Unit Shares is not subject to any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Unit Shares created by law or the Company. The Warrants have been duly authorized, and when executed and delivered by the Company on the First Closing Date or any Option Closing Date, will constitute valid and binding obligations of the Company enforceable in accordance with their terms. The Warrant Shares have been duly authorized and reserved for issuance pursuant to the terms of the Warrants, and when issued by the Company upon valid exercise of the Warrants and payment of the exercise price, will be duly and validly issued, fully paid and non-assessable, and the issuance of the Warrant Shares is not subject to any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Warrant Shares created by law or the Company. The Unit Shares and the Warrant Shares, when issued and delivered against payment therefor as provided herein, will be free of any restriction upon the voting or transfer thereof pursuant to the Company’s articles or bylaws or any agreement or other instrument to which the Company is a party.

(t)	No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Registration Statement or the Canadian Prospectus or included in the offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(u)	Options and Warrants to Purchase Securities. Except as described in the Applicable Prospectuses, there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any Common Shares of the Company.

(v)	Forward-Looking Information or Statements. Any “forward-looking information” (within the meaning of the Canadian Securities Laws) and each “forward-looking statement” (within the meaning of Section 27A of the Securities Act or Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus, the Prospectuses and the free writing prospectuses, if any, has been made or reaffirmed (to the extent not modified or superseded) with a reasonable basis and in good faith.

(w)	Stock Exchange Listings. The Company’s outstanding Common Shares are listed, and, by the First Closing Date, the Common Shares underlying the Offered Units and the Warrant Shares will have been approved for listing, subject to official notice of issuance, on the NASDAQ under the symbol “ACST”. The Company’s outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “APO”.

(x)	Share Certificates. The form of certificates representing the Unit Shares, if any, will be in due and proper form and conform to the requirements of the Business Corporations Act (Quebec), the articles of incorporation of the Company and applicable requirements of the TSXV, NASDAQ, the DTC and CDS or will be been otherwise approved by the TSXV and NASDAQ and made eligible by the DTC and CDS.

(y)	Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(z)	Transfer Agent. Computershare Investor Services Inc. has been duly appointed as registrar and transfer agent for the Common Shares of the Company.

(aa)	Warrant Agent. Computershare Trust Company of Canada has been duly appointed as registrar and transfer agent for the Warrants of the Company.

(bb)

Non-Contravention of Existing Instruments; No Further Authorizations or Approvals Required. The Company is not in violation of its articles or by-laws, and is not in default (or, with the giving of notice or lapse of time, would be in default) (“Default”) under any indenture, mortgage, loan or credit agreement, note, guarantee, contract, franchise, lease or other instrument to which the Company is a party or by which it may be bound (including, without limitation, any credit agreement, guarantee, indenture, pledge agreement, security agreement or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness of the Company, if any), or to which any of the property or assets of the Company is subject (each, an “Existing Instrument”), except for such Defaults as would not be reasonably expected to, individually or in the aggregate, result in a Material Adverse Change. The Company’s execution, delivery and performance of this Agreement and the Warrant Indenture, the consummation of the transactions contemplated hereby and thereby and by each Applicable Prospectus and the issuance and sale of the Securities (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the articles of incorporation or the by-laws of the Company, (ii) will not conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, or require the consent of any other party to, any Existing Instrument except for such Defaults or a Debt Repayment Triggering Event as would not be reasonably expected to, individually or in the aggregate, result in a Material Adverse Change and (iii) will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by each Applicable Prospectus, except such as have been obtained or made or, as contemplated by this Agreement, will be obtained or made, by the Company and are in full force and effect under the Securities Act, applicable Canadian Securities Laws, applicable state securities or blue sky laws and from the Financial Industry Regulatory Authority (“FINRA”). As used herein, a “Debt Repayment Triggering Event” means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company.

(cc)	No Material Actions or Proceedings. Except as described in the Applicable Prospectuses, there are no legal or governmental actions, actions, suits, claims, investigations or proceedings pending or, to the Company’s knowledge, threatened or contemplated (i) against or affecting the Company, (ii) which have as the subject thereof any officer or director (in his or her capacity as such) of, or property owned or leased by, the Company or (iii) relating to environmental or discrimination matters, where in any such case (A) there is a reasonable possibility that such action, suit or proceeding might be determined adversely to the Company or such officer or director, (B) any such action, suit or proceeding, if so determined adversely, would reasonably be expected to result in a Material Adverse Change or materially and adversely affect the consummation of the transactions contemplated by this Agreement and (C) any such action, suit or proceeding is or would be material in the context of the sale of the Firm Units and the Additional Units. No material labour dispute with the employees or independent contractors of the Company exists or, to the best of the Company’s knowledge, is threatened or imminent. The Company has not had any off-balance sheet arrangement (as defined in General Instruction B.(11) of Form 40-F) during the most recent three fiscal years.

(dd)	Employment Standards, Human Rights Legislation. Except as has been disclosed in writing to counsels to the Underwriters on the date hereof, there are no complaints against the Company before any government employment standards branch, tribunal or human rights tribunal, nor, to the knowledge of the Company, are there any threatened complaints or any occurrence that may reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation. There are no outstanding decisions or settlements or pending settlements under any employment standards legislation that place any obligation upon the Company to do or to refrain from doing any act. The Company is not delinquent in any material respect in payments to any of its employees, consultants or independent contractors for any wages, salaries, commissions, bonuses or other direct compensation for any service performed for it or amounts required to be reimbursed to such employees, consultants or independent contractors, and all such amounts have been properly accrued in the books and records of the Company. The Company has complied in all material respects with all applicable laws related to employment, including those related to wages, hours and the payment and withholding of taxes and other sums as required by law.

(ee)	Proposed Acquisition. There are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(ff)

Intellectual Property Rights. Except as described in the Applicable Prospectuses, the Company is the sole and exclusive owner of all right, title and interest in and to, or has a valid and enforceable right to use pursuant to a written license, all trademarks, trade names, service marks, patents, patent applications, other patent rights, copyrights, domain names, software, inventions, processes, databases, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and other similar intellectual property rights, whether registered or unregistered and in any jurisdiction (collectively, “Intellectual Property Rights”) reasonably necessary to conduct their respective businesses as now conducted or proposed to be conducted as described in the Applicable Prospectuses, free and clear of all liens and encumbrances. To the knowledge of the Company, the Company’s business as now conducted or proposed to be conducted as described in the Prospectuses, does not infringe, conflict with or otherwise violate any Intellectual Property Rights of others, and the Company has not received, and has no reason to believe that it will receive, any notice of infringement or conflict with asserted Intellectual Property Rights of others, or any facts or circumstances which would render any Intellectual Property Rights invalid or inadequate to protect the interest of the Company therein. Except as disclosed in the Applicable Prospectuses, to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property Rights owned by the Company. Except as disclosed in the Prospectuses, there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim relating to Intellectual Property Rights owned by the Company. Except as disclosed in the Prospectuses, the Company is not a party to or bound by any options, licenses or agreements with respect to the Intellectual Property Rights of any other person or entity. All licenses for Intellectual Property Rights owned or used by the Company are valid, binding upon and enforceable by or against the Company and, to the Company’s knowledge, against the parties thereto in accordance with their terms. None of the technology employed by the Company has been obtained or is being used by the Company in violation of any contractual obligation binding on the Company or, to the Company’s knowledge, any of its officers, directors or employees or otherwise in violation of the rights of any third party. All assignments from inventors to the Company have been obtained and filed with the appropriate patent offices for all of the Company’s patent applications. Except as disclosed in the Prospectuses, the Company does not have knowledge of any claims of third parties to any ownership interest or lien with respect to the Company’s or its licensors’ patents and patent applications. Except as disclosed in the Prospectuses, the Company does not know of any facts which would form a basis for a finding of unenforceability or invalidity of any of the patents, trademarks or service marks of the Company. The Company does not know of any material defects of form in the preparation or filing of the patent applications of the Company. To the knowledge of the Company, the Company has complied with the U.S. Patents and Trademark Office duties of candor and disclosure for each patent and patent application of the Company. The Company does not know of any fact with respect to the patent applications of the Company presently on file that (i) would preclude the issuance of patents with respect to such applications, (ii) would lead us to conclude that such patents, when issued, would not be valid and enforceable in accordance with applicable regulations or (iii) would result in a third party having any rights in any patents issuing from such patent applications. The Company has taken all commercially reasonable steps to protect, maintain and safeguard each of their respective rights in all Intellectual Property Rights, including the execution of appropriate nondisclosure and confidentiality agreements.

(gg)

FDA, Health Canada and Other Regulatory Authorities. Except as disclosed in the Applicable Prospectuses, the Company (or parties under contractual obligation to the Company) hold all licenses, certificates, approvals and permits from all provincial, federal, state, United States, foreign and other regulatory authorities, including but not limited to the United States Food and Drug Administration (the “FDA”), Health Canada (“HC”), the European Medicines Agency (the “EMA”) and any foreign regulatory authorities performing functions similar to those performed by the FDA, HC and the EMA, that are material to the conduct of the business of the Company as such business is now conducted or proposed to be conducted as described in the Prospectuses, all of which are valid and in full force and effect and there is no proceeding pending or, to the knowledge of the Company, threatened which may cause any such license, certificate, approval or permit to be withdrawn, cancelled, suspended or not renewed. Nothing has come to the attention of the Company that has caused the Company to believe that the completed studies, tests, preclinical studies and clinical trials conducted by or on behalf of the Company that are described in the Prospectuses were not conducted, in all material respects, in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company; or that the drug substances used in the clinical trials have not been manufactured, under “current good manufacturing practices”, when required, in the United States, Canada and other jurisdictions in which such clinical trials have been and are being conducted. No filing or submission to the FDA, HC, the EMA or any other regulatory body, that was or is intended to be the basis for any approval of the Company’s products or product candidates, to the knowledge of the Company, contains any material omission or material false information. The Company is not in violation of any material law, order, rule, regulation, writ, injunction or decree of any court or governmental agency or body, applicable to the investigation of new drugs in humans and animals, including, but not limited to, those promulgated by the FDA, HC or the EMA.

(hh)	Clinical Trials. The descriptions in the Prospectuses of the results of the clinical trials referred to therein are consistent in all material respects with such results and no other studies or other clinical trials whose results are known to the Company are materially inconsistent with or otherwise materially call into question the results described or referred to in the Prospectuses. To the Company’s knowledge, the studies, tests and preclinical and clinical trials conducted by or on behalf of the Company were and, if still pending, are, in all material respects, being conducted in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all applicable laws and authorizations.

(ii)	All Necessary Permits, etc. The Company possesses such valid and current certificates, authorizations or permits issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct its business, except where the failure to possess such certificates, authorizations or permits would not, individually or in the aggregate, result in a Material Adverse Change, and the Company has not received, nor has any reason to believe that it will receive, any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, could result in a Material Adverse Change.

(jj)	Title to Properties. The Company has good and marketable title to all property and other assets reflected as owned in the Financial Statements incorporated by reference in each Applicable Prospectus, in each case (except as disclosed in the Applicable Prospectuses) free and clear of any security interests, mortgages, liens, encumbrances, equities, adverse claims and other defects, and such as do not materially and adversely affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Company. The real property, improvements, equipment and personal property held under lease by the Company are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company.

(kk)	Tax Law Compliance. The Company has filed all necessary United States federal, Canadian federal and all other foreign, provincial, state, local or other income and franchise tax returns or has properly requested extensions thereof and have paid all taxes and any similar assessment, including interest and penalties applicable thereto, that are due and payable by it, other than those being contested in good faith and by appropriate proceedings or those where failure to pay would not, individually or in the aggregate, result in a Material Adverse Change.

(ll)	Company is not an “Investment Company”. The Company has been advised of the rules and requirements under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company is not, and will not be, either at the time of receipt of payment for the Firm Units and the Additional Units, as applicable, or after the application of the proceeds therefrom as described under the caption “Use of Proceeds” in the Prospectus Supplements, registered or required to be registered as an “investment company” within the meaning of the Investment Company Act.

(mm)	Company is not a “Passive Foreign Investment Company”. Based on the composition of its income and assets, the Company believes, after due inquiry, that it was not a “passive foreign investment company (“PFIC”),” as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for its taxable year ending February 28, 2013 and, based on the projected composition of its income and assets, the Company does not expect that it will be a PFIC for the current taxable year ending February 28, 2014.

(nn)	Company is not a “Controlled Foreign Corporation”. As of the date hereof, the Company is not a “controlled foreign corporation,” as such term is defined in the Code, and does not expect to become a controlled foreign corporation.

(oo)	Insurance. The Company is insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for its business including, but not limited to, policies covering real and personal property owned or leased by the Company against theft, damage, destruction, acts of vandalism and earthquakes and policies covering the Company for product liability claims. The Company has no knowledge that it will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change. The Company has not been denied any insurance coverage which it has sought or for which it has applied in the past two years.

(pp)	No Price Stabilization or Manipulation; Compliance with Regulation M. The Company has not taken, nor will the Company take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares, as applicable, or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) whether to facilitate the sale or resale of the Common Shares, as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(qq)	Working Capital. To the Company’s knowledge and taking into account the available working capital and the net proceeds receivable by the Company following the sale of the Firm Units and the Additional Units, as applicable, the Company has sufficient working capital for its present requirements that is for a period of at least 12 months from the date of the Prospectuses.

(rr)	Related Party Transactions. There are no business relationships or related-party transactions involving the Company or any other person required to be described in each Applicable Prospectus which have not been described in the Prospectuses (the Time of Sale Prospectus contains in all material respects the same description of the matters set forth in the preceding sentence contained in the Prospectuses).

(ss)	Sarbanes-Oxley Act. The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the rules and regulations of the commission thereunder.

(tt)	FINRA Matters. All of the information provided to the Underwriters or to counsel for the Underwriters by the Company and, to the knowledge of the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Conduct Rule 5110, 5121 or 5190 is true, complete and correct in all material aspects.

(uu)	Parties to Lock-Up Agreements. The Company shall cause each of the Company’s directors and officers and each of the other persons and entities listed on Exhibit “A” to execute and deliver to the Representative a lock-up agreement in the form of Exhibit “B” hereto on or before the First Closing Date. If any additional persons shall become directors or officers of the Company prior to the end of the Lock-up Period (as defined in Section 4(n) the Company shall cause each such person, prior to or contemporaneously with their appointment or election as a director or officer of the Company, to execute and deliver to the Representative an agreement in the form attached hereto at Exhibit “B”.

(vv)	Statistical and Market-Related Data. The statistical, demographic and market-related data included in the Registration Statement and each Applicable Prospectus are based on or derived from sources that the Company believes to be reliable and accurate or represent the Company’s good faith estimates that are made on the basis of data derived from such sources.

(ww)

No Unlawful Contributions or Other Payments. Neither the Company nor, to the Company’s knowledge, any employee or agent of the Company, has made any contribution or other payment to any official of, or candidate for, any federal, provincial, state, local, municipal or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws.

(xx)	Compliance with Environmental Laws. Except as described in each Applicable Prospectus and except as would not, singly or in the aggregate, result in a Material Adverse Change, (i) the Company is not in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (ii) the Company has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with their requirements, (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company relating to Hazardous Materials or any Environmental Laws.

(yy)	Brokers. Except pursuant to this Agreement, the Company has incurred no liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or by the Registration Statement.

(zz)	No Outstanding Loans or Other Extensions of Credit. The Company has not extended or maintained credit, arranged for the extension of credit, or renewed any extension of credit, in the form of a personal loan, to or for any shareholder, director or executive officer (or equivalent thereof) of the Company except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act, and no loan made prior to such filing remains outstanding.

(aaa)	Compliance with Laws. The Company has not been advised, and has no reason to believe, that it is not conducting business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting business, except where failure to be so in compliance would not result in a Material Adverse Change.

(bbb)	Emerging Growth Company. From the time that the U.S. Base Prospectus was filed with the SEC (or, if earlier, the first date on which the Company engaged directly or through any person authorized to act on its behalf in any Testing-the-Waters Communication) through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”). “Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the Securities Act.

(ccc)	Foreign Corrupt Practices Acts. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation of the Foreign Corrupt Practices Act of 1977 (United States), as amended, and the rules and regulations thereunder (the “FCPA”), and the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any “foreign public official” (as such term is defined in the CFPOA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA; and the Company will monitor its respective businesses to ensure compliance with the FCPA and the CFPOA, as applicable, and, if violations of the FCPA or the CFPOA are found, will take remedial action to remedy such violations.

(ddd)	Money Laundering Laws. The operations of the Company are, and have been conducted at all times, in compliance with all material applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 (United States), as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(eee)	OFAC. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the

Company is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC.

(fff)	Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal controls over financial reporting” within the meaning of such terms under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and is in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with Canadian securities regulators. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act). The Company has established and maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company is not aware of any material weaknesses in its internal control over financial reporting.

(ggg)	Audit Committee. The Company’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of National Instrument 52-110 – Audit Committees (“NI 52-110”), Rule 10A-3 under the Exchange Act and the NASDAQ marketplace rules. The audit committee of the Company operates in accordance with all material requirements of NI 52-110 and has adopted a charter that satisfies the Exchange Act and the NASDAQ marketplace rules.

(hhh)	U.S. Underwriter. No withholding tax imposed under the federal laws of Canada or the laws of any province or territory of Canada will be payable in respect of the payment of any fee as contemplated by this Agreement to an Underwriter that, for purposes of the Income Tax Act (Canada) (the “Act”) is not resident in Canada (nor deemed to be resident in Canada) and does not carry on business in Canada, but is resident in the United States for purposes of the Canada – United States Income Tax Convention (the “Convention”) or if a partnership, all the members of which are not resident in Canada for the purposes of the Act but are resident in the United States for purposes of the Convention, (a “U.S. Underwriter”), provided that (i) such U.S. Underwriter deals at arm’s length with the Company, (ii) any such fee is payable in respect of services rendered by or on behalf of such U.S. Underwriter wholly outside of Canada and are performed by such U.S. Underwriter in the ordinary course of business carried on by it that includes the performance of such services for a fee, and (iii) any such amount is reasonable in the circumstances.

In this Agreement, a reference to “knowledge” of the Company, means the knowledge of the executive officers of the Company or any officer who may be responsible for the subject matter at issue, in each case, after reasonable inquiry.

Any certificate signed by any officer on behalf of the Company and delivered to the Underwriters or counsel for the Underwriters in connection with the offering of the Offered Units shall be deemed to be a representation and warranty by the Company as to matters covered thereby to each Underwriter.

The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 7 hereof, counsel to the Company and counsel to the Underwriters will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 4	Certain Covenants of the Company.

The Company further covenants and agrees with each Underwriter as follows:

(a)	Delivery of Registration Statement, Time of Sale Prospectus and Prospectuses. The Company shall furnish and deliver to the Underwriters, in such cities as the Underwriters may reasonably and lawfully request without charge, as soon as practicable after the Registration Statement becomes effective (as to the U.S. Prospectus) or after the filing thereof (as to the Canadian Prospectus), and during the period mentioned in Section 4(e) or Section 4(f) below, as many commercial copies, or originally signed versions, of the Time of Sale Prospectus, the Canadian Prospectus, the U.S. Prospectus and any supplements and amendments thereto or to the Registration Statement as the Representative on behalf of the Underwriters may reasonably request for the purposes contemplated by the Securities Act and the Canadian Securities Laws. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Offered Units and ending on the completion of the distribution of the offering of the Offered Units, during which time a preliminary prospectus or a prospectus relating to the Offered Units is required by applicable securities laws to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Offered Units by any Underwriter or dealer.

(b)

Representative’s Review of Proposed Amendments and Supplements. Prior to amending or supplementing the Registration Statement, the Time of Sale Prospectus, the Canadian Prospectus or the U.S. Prospectus (including any amendment or supplement through incorporation by reference of any document), the Company shall furnish to Representative for review, by a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Representative’s consent which shall not be unreasonably delayed, conditioned or withheld.

(c)	Free Writing Prospectuses. The Company shall furnish to Representative for review, by a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Representative’s consent which shall not be unreasonably delayed, conditioned or withheld. The Company shall furnish to each Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, or used by, the Company as such Underwriter may reasonably request. If during the Prospectus Delivery Period (but in any event at any time through and including the First Closing Date) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or, omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or, omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Representative for review, by a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Representative’s consent which shall not be unreasonably delayed conditioned or withheld.

(d)	Filing of Underwriter Free Writing Prospectuses. The Company shall not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)

Amendments and Supplements to Time of Sale Prospectus. If any time prior to the First Closing Date (or Option Closing Date, in the case of the Additional Units) any event shall occur or condition shall exist as a result of which the Time of Sale Prospectus as the amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or if, in the reasonable opinion of counsel for the Company or Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, including the Securities Act, the Company shall (subject to Section 4(b) and Section 4(c)) forthwith prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law including the Securities Act and the Canadian Securities Laws.

(f)

Securities Act Compliance. The Company will prepare the Canadian Prospectus Supplement and the U.S. Prospectus Supplement in a form approved by the Representative and (i) will file the Canadian Prospectus Supplement with the Principal Regulator in accordance with the Shelf Procedures as soon as practicably possible, and in any event, not later than 11:00 p.m. on November 27, 2013, and (ii) will file the U.S. Prospectus Supplement with the SEC not later than the SEC’s close of business on the first business day following the day on which the filing of the Canadian Prospectus Supplement is made with the Principal Regulator. After the date of this Agreement, the Company shall promptly advise the Representative in writing (i) of the receipt of any comments of, or requests for additional or supplemental information or other communication from, any Canadian Commission or the SEC with respect to the Canadian Prospectus or the Registration Statement, (ii) of any request by any Canadian Commission to amend or supplement the Canadian Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information, (iii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Time of Sale Prospectus, any free writing prospectus or the Prospectuses, (iv) of the time and date that any post-effective amendment to the Registration Statement becomes effective, (v) of the issuance by the SEC or any Canadian Commission, as applicable, of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or any order directed at any document incorporated by reference in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any order preventing or suspending the use of the Preliminary Prospectus, the Time of Sale Prospectus, any free writing prospectus, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any post-effective amendment to the

Registration Statement, or the suspension of the qualification of the Securities for sale in any jurisdiction, or of any proceedings to remove, suspend or terminate from listing or quotation the Company’s outstanding Common Shares from the TSXV or NASDAQ, or of the threatening or initiation of any proceedings for any of such purposes, and (vi) of the issuance by any Canadian Commission of any order having the effect of ceasing or suspending the distribution of the Securities, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. If the SEC or any Canadian Commission shall enter any such stop order at any time, the Company will use best efforts to obtain the lifting of such order at the earliest possible moment. The Company will promptly notify the Representative if the Company ceases to be an Emerging Growth Company at any time prior to the later of (a) completion of the distribution of the Securities within the meaning of the Securities Act and (b) completion of the Lock-Up Period (as defined below).

(g)	Amendments and Supplements to the Prospectuses and Other Securities Act Matters. The Company will comply with the Securities Act, the Exchange Act and the Canadian Securities Laws so as to permit the completion of the distribution during the Prospectus Delivery Period of the Offered Units as contemplated in this Agreement and the Prospectuses. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses so that the Prospectuses do not include a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a purchaser, not misleading, or if during the Prospectus Delivery Period in the reasonable opinion of the Company, the Representative or counsel for the Company or Underwriters it is otherwise necessary to amend or supplement the Prospectuses to comply with applicable law, including the Securities Act and the Canadian Securities Laws, the Company agrees (subject to Section 4(b) and Section 4(c)) to promptly prepare, file with the SEC and the Canadian Commissions and furnish at its own expense to the Underwriters and to dealers, amendments or supplements to the Prospectuses so that the statements in the Prospectuses as so amended or supplemented will not include a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a purchaser, not be misleading or so that the Prospectuses, as amended or supplemented, will comply with applicable law, including the Securities Act and the Canadian Securities Laws, as applicable. Neither the Representative’s consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company’s obligations under Section 4(b) or Section 4(c).

(h)	Stock Exchange Listing. The Company shall use its best efforts to ensure that the Units Shares and the Warrant Shares are conditionally approved for listing and for trading on the TSXV and NASDAQ subject to satisfaction by the Company of the conditions imposed by the TSXV and NASDAQ, as the case may be.

(i)	Blue Sky Compliance. The Company shall cooperate with the Representative and counsel for the Underwriters to qualify or register the Securities for sale under (or obtain exemptions from the application of) United States state securities or blue sky laws or the laws of the Qualifying Jurisdictions or other foreign laws of jurisdictions designated by the Representative, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Securities. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction in which it is not presently qualified or where it would be subject to taxation as a foreign corporation (except service of process with respect to the offering and sale of the Securities). The Company will advise the Representative promptly of the suspension of the qualification or registration of (or any exemption relating to) the Securities for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

(j)	Use of Proceeds. The Company shall apply the net proceeds from the sale of the Firm Units and the Additional Units sold by it in the manner described under the caption “Use of Proceeds” in the Time of Sale Prospectus.

(k)	Transfer Agent. The Company shall continue to maintain, at its expense, a registrar and transfer agent for the Common Shares.

(l)	Earnings Statement. As soon as practicable, but in any event no later than eighteen months after the date of this Agreement, the Company will make generally available to its security holders and to the Representative an earnings statement (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Company commencing after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the SEC thereunder.

(m)	Periodic Reporting Obligations. During the period when the U.S. Prospectus is required to be delivered under the Securities Act, the Company shall file, on a timely basis, with the SEC and NASDAQ all reports and documents required to be filed under the Exchange Act.

(n)	Agreement Not to Issue, Offer or Sell Additional Common Shares. During the period commencing on and including the date hereof and ending on and including the 90th day following the First Closing Date (as the same may be extended as described below, the “Lock-up Period”), the Company will not, without the prior written consent of the Representative, (i) issue, offer, sell (including, without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, with respect to, any Common Shares, or any securities convertible into or exchangeable or exercisable for, or warrants or other rights to purchase, the foregoing, (ii) file or cause to become effective a registration statement under the Securities Act, or to file a prospectus under the Canadian Securities Laws, relating to the offer and sale of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares or other rights to purchase Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii), except, in each case, for (A) the registration of the offer and sale of the Securities under the Securities Act, the filing of each Applicable Prospectus under the Canadian Securities Laws relating to the sale of the Securities and the sales of the Securities to the Underwriters pursuant to this Agreement, (B) issuances of Common Shares upon the exercise of options issued under the Company’s equity compensation plans existing as of the date hereof, (C) the issuance of stock options not exercisable during the Lock-Up Period and the issuance of Common Shares pursuant to the Company’s equity compensation plans existing as of the date hereof and (D) issuance of Common Shares pursuant to the exercise of warrants outstanding as of the date hereof.

(o)	Investment Limitation. The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Firm Units and Additional Units in such a manner as would require the Company to register as an investment company under the Investment Company Act.

(p)

No Stabilization or Manipulation; Compliance with Regulation M. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares of the Company or any other reference security, whether to facilitate the sale or resale of the

Securities or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Securities or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Representative (or, if later, at the time stated in the notice), the Company will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the SEC) did apply.

(q)	Press Releases/Announcements. Prior to the First Closing Date or the Option Closing Date, as the case may be, the Company shall not, without the Representative’s prior consent, which shall not be unreasonably delayed, conditioned or withheld, issue any press releases or other communications directly or indirectly and shall not hold any press conferences with respect to the Company, the financial condition, results of operations, business, properties, assets, or liabilities of the Company, or with respect to the offering of the Securities. Notwithstanding the foregoing, nothing contained in this subsection shall prevent the Company from issuing a press release forthwith in the event that the Company’s counsel advises that it is necessary in order to comply with securities laws or the rules or requirements of the TSXV or NASDAQ, or from issuing a press release or holding an analyst call in the normal course in connection with the release of financial results.

The Representative, on behalf of the Underwriters, may, in its sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance.

Section 5	Payment of Expenses.

Whether or not the purchase and sale of the Offered Units pursuant to this Agreement is completed, the Company will pay all costs, expenses, fees and taxes incurred in connection with the purchase, sale and delivery of the Offered Units and the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation, the following:

(a)	the preparation and filing of the Registration Statement (including the Financial Statements, exhibits, schedules, consents and certificates of experts), the Form F-X, the Time of Sale Prospectus, the Prospectuses and each free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and any amendments or supplements thereto, including the printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment);

(b)	the registration, issue, sale and delivery of the Securities, including any stock or transfer taxes and stamp or similar duties payable upon the sale, issuance or delivery of the Securities to the Underwriters;

(c)	the producing, word processing and/or printing of this Agreement, any agreement among Underwriters, any dealer agreements, any powers of attorney and any closing documents (including compilations thereof) and the reproduction and/or printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment);

(d)	all filing fees, attorneys’ fees and expenses incurred by the Company or the Underwriters in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Securities for offer and sale under the United States state securities or blue sky laws or Canadian Securities Laws or any other foreign laws, and, if reasonably requested by the Representative, preparing, printing and furnishing copies of any blue sky surveys or legal investment surveys to the Underwriters and to dealers, or other memorandum and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions;

(e)	all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors of the Company;

(f)	the reasonable legal fees and filing fees and other disbursements of counsel for the Underwriters;

(g)	the fees and expenses associated with the listing of the Unit Shares and the Warrant Shares on the TSXV and on the NASDAQ;

(h)	any filing for review of the public offering of the Securities by FINRA;

(i)	the fees and disbursements of any transfer agent or registrar for the Securities;

(j)	the reasonable costs and expenses of the Underwriters relating to presentations or meetings undertaken in connection with the marketing of the offering and sale of the Offered Units to prospective investors and the Underwriters’ sales forces (including reasonable travel and related expenses);

(k)	the costs and expenses of qualifying the Unit Shares and the Warrant Shares for inclusion in the book-entry settlement systems of DTC and CDS; and

(l)	the performance of the Company’s other obligations hereunder;

including Canadian federal goods and services tax and provincial sales tax eligible in respect of any of the foregoing. All such expenses incurred by or on behalf of the Underwriters shall be payable by the Company within 30 days of the receipt of an invoice in respect thereof. Notwithstanding the foregoing, the fees and expenses payable by the Company to the Underwriters pursuant to subparagraphs (d) and (f) above shall not exceed USD$150,000 which includes a retainer of USD$50,000 that was delivered to United States counsel to the Underwriters. Except as provided in this Section 5, the Underwriters shall pay their own expenses, including the fees and disbursements of their counsel, transfer taxes on resale of any Securities by them, and any advertising expenses in connection with any offers of Securities that they may make following the First Closing Date.

Section 6	Conditions to the Obligations of the Underwriters.

The obligations of the Underwriters to purchase and pay for the Firm Units as provided herein on the First Closing Date and, with respect to the Additional Units, each Option Closing Date shall be subject to the accuracy of the representations and warranties on the part of the Company set forth in Section 3 as of the date hereof and as of the First Closing Date as though then made and, with respect to the Additional Units, as of each Option Closing Date as though then made, to the timely performance by the Company of its covenants and other obligations of the Company hereunder, and to each of the following additional conditions precedent:

(a)	Opinion and 10b-5 Statement of Canadian and United States Counsel for the Company. On each of the First Closing Date and each Option Closing Date, the Underwriters shall have received an opinion and Rule 10b-5 negative assurance statement of Osler, Hoskin & Harcourt LLP, Canadian and United States counsel for the Company, addressed to the Underwriters, and dated the First Closing Date and each Option Closing Date, as the case may be, in the form and substance as may be reasonably satisfactory to counsel for the Underwriters.

(b)	Opinion and 10b-5 Statement of United States Counsel for the Underwriters. On each of the First Closing Date and each Option Closing Date, the Underwriters shall have received an opinion and Rule 10b-5 negative assurance statement of Morrison & Foerster LLP, United States counsel for the Underwriters, dated as of the First Closing Date or the Option Closing Date, as the case may be, with respect to such matters as the Representative may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(c)	10b-5 Statement of United States Regulatory Counsel for the Company. On each of the First Closing Date and each Option Closing Date, the Underwriters shall have received a Rule 10b-5 negative assurance statement of Olsson Frank Weeda Terman Matz PC, United States regulatory counsel for the Company, dated as of the First Closing Date or the Option Closing Date, as the case may be, with respect to certain matters relating to the regulatory approval process identified under the headings “Business of the Company – Regulatory Environment” and “Risk Factors – Risks Related to the Company’s Industry” in the Canadian Final Base Prospectus, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(d)	Opinion Addressing Intellectual Property Matters of the Company. On each of the First Closing Date and each Option Closing Date, the Underwriters shall have received an opinion of Cooley LLP, counsel to the Company for intellectual property matters, dated as of the First Closing Date or the Option Closing Date, as the case may be, with respect to certain matters relating to the intellectual property matters of the Company identified under the headings “Business of the Company – Intellectual Property” and “Risk Factors – Risks Related to the Company’s Intellectual Property” in the Canadian Final Base Prospectus, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(e)	Canadian Securities Law Opinion. The Underwriters receiving a favourable legal opinion of Osler, Hoskin & Harcourt LLP, addressed to the Underwriters and counsel to the Underwriters, dated as of the First Closing Date or the Option Closing Date, as the case may be, as to the qualification of the Securities for sale to the public and as to other matters governed by the laws of the Qualifying Jurisdictions, provided that Osler, Hoskin & Harcourt LLP shall be entitled to rely exclusively upon the opinions of local counsel as to matters governed by the laws of any Qualifying Jurisdictions in which it is not qualified to practice, in each case in a form acceptable in all reasonable respects to counsel to the Underwriters.

(f)	Translation of French Language Version of Canadian Prospectus. The Underwriters shall have received opinions of Osler Hoskin & Harcourt LLP, dated the date of the Canadian Prospectus Supplement or any Supplementary Material, addressed to the Underwriters and counsel to the Underwriters, in form and substance satisfactory to the Underwriters, the Company and their respective counsel, to the effect that the French language version of the Canadian Prospectus, except for certain financial or statistical information contained in the Canadian Prospectus, the consolidated financial statements and notes to such statements and where applicable the related auditors’ report on such statements, and the related management’s discussion and analysis of such financial statements, incorporated by reference into the Canadian Prospectus (collectively, the “Financial Information”), as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof.

(g)	Translation of Financial Information in French Language Version of Canadian Prospectus The Underwriters shall have received opinions of KPMG LLP dated the date of the Canadian Prospectus Supplement, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, the Corporation and their respective counsel, to the effect that the French language version of the Financial Information contained in the Canadian Prospectus is, in all material respects, a complete and proper translation of the English language version thereof.

(h)	Accountants’ Comfort Letters. The Representative shall have received from KPMG LLP, independent public or certified public accountants for the Company, (i) letters dated, respectively, the date of the Prospectus Supplements, and addressed to the Underwriters and the board of directors of the Company, in form and substance reasonably satisfactory to the Representative, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters which letters shall cover with respect to the Financial Statements, including without limitation, certain financial and accounting disclosures contained or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, and (ii) confirming that they are independent public, certified public or chartered accountants as required by the Securities Act.

(i)	Bring-down Comfort Letters. On each of the First Closing Date and each Option Closing Date, the Representative shall have received from KPMG LLP, independent public or certified public accountants for the Company, a letter dated such date, and addressed to the Underwriters and the board of directors of the Company, in form and substance reasonably satisfactory to the Representative, to the effect that they reaffirm the statements made in the letters furnished by them pursuant to Section 6(h), except that the specified date referred to therein for the carrying out of procedures shall be no more than two business days prior to the First Closing Date or the applicable Option Closing Date, as the case may be.

(j)	Company Compliance with Prospectus and Registration Requirements; No Stop Order. For the period from and after effectiveness of this Agreement and prior to the First Closing Date and, with respect to the Additional Units, each Option Closing Date:

(i)	the U.S. Prospectus shall have been filed with the SEC in the manner and within the time period required by the Securities Act, and the Canadian Prospectus shall have been filed with the Canadian Commissions in each of the Qualifying Jurisdictions and in accordance with the Canadian Securities Laws, and a receipt obtained therefor;

(ii)	no stop order suspending the effectiveness of the Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose shall have been instituted or threatened by the SEC;

(iii)	no order preventing or suspending the use of the Canadian Prospectus shall have been issued and no proceeding for that purpose shall have been initiated or threatened by any Canadian Commission or other securities regulatory authority in Canada;

(iv)	no order, ruling, determination having the effect of suspending the issuance, sale, exercise or conversion or ceasing the trading of the

Common Shares of the Company, including the Securities, or any other securities of the Company shall have been issued by any court, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Company, shall be contemplated or threatened by any such court, securities regulatory authority or stock exchange;

(v)	the Canadian Prospectus Supplement shall have been filed with the Canadian Commissions in each of the Qualifying Jurisdictions in accordance with the Shelf Procedures and a U.S. Prospectus Supplement shall have been filed with the SEC;

(vi)	the Registration Statement and all amendments thereto shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (a) neither the Prospectuses nor any amendment or supplement thereto, shall include a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, (b) no Time of Sale Prospectus, and no amendment or supplement thereto, shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and (c) none of the free writing prospectuses, if any, shall include an untrue statement of a material fact or, omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; and

(vii)	all requests for additional information on the part of the SEC or any Canadian Commission shall have been complied with.

(k)	No Material Adverse Change. For the period from the date of this Agreement and to and including the First Closing Date and, with respect to the Additional Units, each Option Closing Date, in the judgment of the Representative, there shall not have occurred any Material Adverse Change.

(l)	Officers’ Certificate. On each of the First Closing Date and each Option Closing Date, the Underwriters shall have received a written certificate, addressed to the Underwriters, executed by the Chief Executive Officer or President of the Company and the Chief Financial Officer of the Company, in each case, in such capacity and not in his personal capacity, dated as of the First Closing Date and each Option Closing Date, as applicable, to the effect that the conditions set forth in Section 6(j) have been met, and further to the effect that:

(i)	for the period from and including the date of this Agreement to and including such Closing Date, there has not occurred any Material Adverse Change;

(ii)	the representations, warranties and covenants of the Company set forth in Section 3 of this Agreement are true and correct in all material respects with the same force and effect as though expressly made on and as of such Closing Date, except that any representations and warranties qualified by materiality shall be true and correct in all respects;

(iii)	the Company has complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; and

(iv)	such other matters as the Underwriters may reasonably request.

(m)	Secretary Certificates of the Company. The Underwriters having received certificates dated the First Closing Date or the Option Closing Date, as the case may be, addressed to the Underwriters, signed by the Corporate Secretary of the Company or another officer acceptable to the Underwriters, acting reasonably, in such capacity and not personally, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

(i)	the constating documents and by-laws of the Company;

(ii)	the resolutions of the directors of the Company relevant to the distribution of the Offered Units in each of the Qualifying Jurisdictions and in the United States, allotment, issue (or reservation for issue) and sale of the Securities, and the authorization, execution and delivery of this Agreement and the Warrant Indenture, and the other agreements and transactions contemplated by this Agreement; and

(iii)	the incumbency and signatures of signing officers of the Company.

(n)	Good Standing. The Representative shall have received on and as of the day prior to the First Closing Date or on and as of the day prior to the Option Closing Date, as the case may be, satisfactory evidence of the good standing of the Company in its jurisdiction of organization, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdiction.

(o)	Company’s Agent for Service. Prior to the First Closing Date, the Company shall have furnished to the Representative satisfactory evidence of its due and valid authorization of CT Corporation System as its agent to receive service of process in the United States pursuant to Section 21 hereof, and satisfactory evidence from CT Corporation System accepting its appointment as such agent.

(p)	Listing. The Unit Shares and the Warrant Shares shall have been approved for listing on the TSXV and the NASDAQ, subject, in the case of the TSXV, to the fulfillment of the usual post-closing requirements and, in the case of the NASDAQ, only to notice of issuance at or prior to the First Closing Date or the Option Closing Date, as the case may be.

(q)	Lock-Up Agreements from Directors and Officers of the Company. On or prior to the First Closing Date, the Company shall have furnished to the Representative an executed agreement in the form of Exhibit “B” hereto from each of the persons listed on Exhibit “A” hereto, and such agreement shall be in full force and effect on each of the First Closing Date and each Option Closing Date.

(r)	Certificate of Transfer Agent. The Company having delivered to the Underwriters on the First Closing Date and on the Option Closing Date, as the case may be, a certificate of Computershare Investor Services Inc., as registrar and transfer agent of the Common Shares of the Company, which certifies the number of Common Shares of the Company issued and outstanding on the date prior to the First Closing Date and the Option Closing Date, as the case may be.

(s)	Additional Documents. On or before each of the First Closing Date and each Option Closing Date, the Representative and counsel for the Underwriters shall have received such information, documents and opinions as they may reasonably request for the purposes of enabling them to pass upon the issuance and sale of the Offered Units as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Units as contemplated herein and in connection with the other transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to the Representative and counsel for the Underwriters.

If any condition specified in this Section 6 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Representative by notice to the Company at any time on or prior to the First Closing Date and, with respect to the Additional Units, at any time on or prior to the applicable Option Closing Date, which termination shall be without liability on the part of any party to any other party, except that Section 5, Section 6, Section 10 and Section 11 shall at all times be effective and shall survive such termination.

Section 7	Covenants of the Underwriters.

(1) Each Underwriter, severally and not jointly, covenants with the Company, after the First Closing Date, the Underwriters will (a) use their reasonable best efforts to complete the distribution of the Offered Units and, if applicable, the Additional Units as promptly as possible and (b) give prompt written notice to the Company or its counsel when, in the opinion of the Underwriters, they have completed distribution of the Firm Units and, if applicable, the Additional Units, and, within 30 days after completion of the distribution, will provide the Company or its counsel in writing, with a breakdown of the number of Offered Units distributed in each of the Qualifying Jurisdictions and in the United States where that breakdown is required by a Canadian Commission or the SEC, as the case may be, for the purpose of calculating fees payable to, or making filings with, that Canadian Commission or the SEC, as the case may be.

(2) No Underwriter shall be liable to the Company under this Section 7 with respect to a default by any of the other Underwriters.

(3) Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the SEC pursuant to Rule 433 (d) under the Securities Act a free writing prospectus prepared by or on behalf such Underwriter that otherwise would not be required to be filed by the Company thereunder but for the action of the Underwriter.

Section 8	Termination of this Agreement.

(1) Prior to the purchase of the Firm Units by the Underwriters on the First Closing Date or, in the case of the Additional Units prior to the Option Closing Date, this Agreement may be terminated by the Representative on behalf of the Underwriters by written notice to that effect given to the Company if at any time:

(a)	Litigation. Any enquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any securities regulatory authority, stock exchange or any other federal, provincial or other governmental authority in Canada, the United States or elsewhere, including, without limitation, the TSXV or the NASDAQ, in relation to the Company or the Company’s directors and officers in their capacity as such with the Company which, in the sole opinion of the Representative, acting reasonably, operates to prevent or restrict materially the distribution or trading of the Common Shares or any other securities of the Company in any of the Qualifying Jurisdictions or the United States.

(b)

Market-Out. Any change in the U.S., Canadian or international financial, political or economic conditions or the effect of which is such as to make it, in the judgment of the Representative, impractical to market or to enforce contracts for the sale of the Offered Units, including without limitation, (i) if trading or quotation in any of the Company’s securities shall have been suspended or limited by the SEC, or by the NASDAQ or by any Canadian Commission or by the TSXV, or (ii) trading in securities generally on any of the NASDAQ or the TSXV shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the SEC or FINRA, or (iii) the declaration of any banking moratorium by any Canadian, U.S. federal or New York authorities, or (iv) any major disruption of settlements of securities or payment or clearance services in the United States or Canada where the securities of the Company are listed.

(c)	Disaster Out. There should develop, occur or come into effect or existence any attack on, outbreak or escalation of hostilities or act of terrorism involving Canada or the United States, any declaration of war by the United States Congress, any other national or international calamity or emergency, or any governmental action, change of applicable law or regulation (or in the judicial interpretation thereof), if, in the judgment of the Representative, the effect of any such attack, outbreak, escalation, act, declaration, calamity, emergency or governmental action, or change is material and adverse such as to make it impractical or inadvisable to proceed with the offering of the Offered Units or to enforce contracts for the sale of the Offered Units on the First Closing Date or the relevant Option Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Time of Sale Prospectus and each of the Applicable Prospectuses or might be expected to have a significant adverse effect on the state of financial markets in Canada or the United States or the business, operations, management or capital of the Company or the market price or value of the Common Shares.

(d)	Material Adverse Change. There should occur or be announced by the Company, any Material Adverse Change or a change in any material fact, or there should be discovered any previously undisclosed material fact (other than a material fact related solely to the Underwriters or any of their affiliates) required to be disclosed in any Applicable Prospectus, which results, or in the sole judgment of the Representative, is expected to result, in purchasers of a material number of Offered Units exercising their right under applicable legislation to withdraw from their purchase of the Offered Units or, in the sole judgment of the Representative, has or may be expected to have a significant adverse effect on the market price or value of the Common Shares and makes it impractical or inadvisable to market the Offered Units.

(2) The Company agrees that all representations, warranties, terms and conditions of this Agreement (including the conditions in Section 6) shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its reasonable best efforts to cause such representations, warranties, terms and conditions not to be breached and to be complied with, and that any material breach (or in the case of any representation, warranty, term or condition qualified by materiality, any breach) or failure by it to comply with any such conditions shall entitle the Representative on behalf of the Underwriters to terminate their obligations under this Agreement by notice to that effect given to the Company at or prior to the First Closing Date or the Option Closing Date, as the case may be, unless otherwise expressly provided in this Agreement.

(3) The rights of termination contained in this Section 8 may be exercised by the Underwriters (or any of them) and are in addition to any other rights or remedies that the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of an Underwriter to the Company, or on the part of the Company to the Underwriter except in respect of any liability or obligation under any of Section 5, Section 10 and Section 11 hereof which shall at all times remain in full force and effect and shall survive such termination.

Section 9	Obligation to Purchase.

(1) Subject to the terms of this Agreement, the obligation of the Underwriters to purchase the Firm Units or the Additional Units, if applicable, at the First Closing Date or the Option Closing Date, as the case may be, shall be several and not joint and several and shall be limited to the number and equivalent percentage of the Firm Units or the Additional Units, if applicable, set out opposite the name of the Underwriters respectively below (subject to such adjustment as the Representative may determine to eliminate fractional shares):

	Number of Firm Units	Percentage

Euro Pacific Canada Inc.	15,200,000	95%

National Securities Corporation	800,000	5%

(2) If, on the First Closing Date or the applicable Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Offered Units that it or they have agreed to purchase hereunder on such date, and the aggregate number of Offered Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate number of the Offered Units to be purchased on such date, the Representative may make arrangements satisfactory to the Company for the purchase of such Offered Units by other persons, including any of the Underwriters, but if no such arrangements are made by such First Closing Date or the applicable Option Closing Date, as the case may be, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Firm Units set forth opposite their respective names in this Section 9 bears to the aggregate number of Firm Units set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Representative with the consent of the non-defaulting Underwriters, to purchase the Offered Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the First Closing Date or the applicable Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Offered Units and the aggregate number of Offered Units with respect to which such default occurs exceeds 10% of the aggregate number of Offered Units to be purchased on such date, and arrangements satisfactory to the Representative and the Company for the purchase of such Offered Units are not made within 48 hours after such default, this Agreement shall terminate without liability of any party to any other party (other than the defaulting underwriter, who shall remain liable to the Company) except that the provisions of Section 5, Section 10 and Section 11 shall at all times be effective and shall survive such termination. In any such case either the Representative or the Company shall have the right to postpone the First Closing Date or the applicable Option Closing Date, as the case may be, but in no event for longer than five days in order that the required changes, if any, to the Registration Statement and the Prospectuses or any other documents or arrangements may be effected.

(3) As used in this Agreement, the term “Underwriter” shall be deemed to include any person substituted for a defaulting Underwriter under this Section 9. Any action taken under this Section 9 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

Section 10	Indemnification.

(1) Indemnification Provided by the Company in favour of the Underwriters. The Company (in this Section 10, the “Indemnifying Party”) agrees to indemnify, defend and hold harmless each Underwriter, its affiliates, directors, officers, partners, employees, advisors, shareholders and agents, and any person who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any loss, damage, expense, liability, action, suit, proceeding or claim (including the reasonable cost of investigation) (each a “Claim” and, collectively, the “Claims”) which, jointly or severally, any such Underwriter or any such person may incur insofar as such Claim (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, including any information deemed to be a part thereof for purposes of Section 11 under the Securities Act, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any misrepresentation within the meaning of Canadian Securities Laws or untrue statement or alleged untrue statement of a material fact contained in the Time of Sale Prospectus, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act and the Prospectuses or any Supplementary Material (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iii) the breach by the Company of any of its representations, warranties or covenants in this Agreement or the failure of the Company to comply with any of its obligations under this Agreement, (iv) the Company not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable rules and regulations of the Canadian Commissions, the SEC or applicable TSXV or NASDAQ requirements, or (v) any order made or inquiry, investigation or proceeding (formal or informal) commenced or threatened by any securities regulatory authority or any other competent authority or under the Securities Act, the Exchange Act, the Canadian Securities Laws, other federal, provincial or state statutory law or regulation, or the laws or regulations of foreign jurisdictions in which the Offered Units have been offered or sold, based upon the circumstances described in (i), (ii), (iii) or (iv) above which operates to prevent or restrict trading in or distribution of the Offered Units or any other securities of the Company in any of the Qualifying Jurisdictions; and to reimburse each Indemnified Party for any and all expenses (including the fees and disbursements of counsel chosen by the Representative) as such expenses are reasonably incurred by such Indemnified Party in connection with investigating, defending, settling, compromising or paying any such Claim. Notwithstanding the foregoing, the Company shall not be liable in any such case to the extent that any such Claim arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Time of Sale Prospectus, any free writing prospectus, the U.S. Prospectus, the Canadian Prospectus or any Supplementary Material, in reliance upon and in conformity with information provided in writing to the Company by any Underwriter specifically for use therein, being understood and agreed that the only such information furnished by the Lead Underwriters to the Company expressly for use in the Registration Statement, , the Time of Sale Prospectus, any free writing prospectus, the U.S. Prospectus, the Canadian Prospectus or any Supplementary Material are the statements set forth therein under the heading “Plan of Distribution – Price Stabilization and Short Positions.” Furthermore, the Company shall not in any event be liable to the Underwriters for loss of any anticipated profits from the transactions contemplated by this Agreement.

(2) Notification. If any matter or thing contemplated by this Section 10 shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Indemnifying Party as soon as possible and, in any event on a timely basis, of the nature of such Claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably. Failure or delay by the Indemnified Party to so notify shall not relieve the Indemnifying Party of its obligation of indemnification hereunder unless (and only to the extent that) such failure or delay results in forfeiture by the Indemnifying Party, of substantive rights or defences.

(3) Settlement. The Indemnifying Party shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Parties are a party to such Claim), unless such settlement, compromise or consent includes an unconditional release of each of the Indemnified Parties from all liability arising out of such Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be liable for the settlement of any Claim in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

(4) Retaining Counsel. In any such Claim, the Indemnified Party shall have the right to retain a single other counsel (in addition to local counsel) to act on the Indemnified Party’s behalf, provided that the reasonable fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless: (i) the Indemnifying Party and the Indemnified Party mutually agree to retain such other counsel, (ii) the Indemnifying Party has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim,

(iii) in the opinion of counsel, there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Party or (iv) in the opinion of counsel, the named parties to any such Claim (including any third or implicated party) include both the Indemnified Party on the one hand and the Indemnifying Party on the other hand, and the representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Indemnifying Party to the extent that they have been reasonably incurred.

(5) Expenses. The Indemnifying Party agrees that if any action, suit, proceeding or claim shall be brought against, or an investigation commenced in respect of, the Indemnifying Party and any Underwriter and personnel of any Underwriter shall be required to testify, participate or respond in respect of or in connection with this Agreement, the Underwriters shall have the right to employ their own counsel in connection therewith and the Indemnifying Party will reimburse the Underwriters monthly for reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of the Underwriters’ counsel.

(6) Right of Indemnity in Favour of Others. With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Company to constitute the Underwriters as trustee for such Indemnified Party of the rights and benefits of this Section 10 and the Underwriters agree to accept such trust and to hold the rights and benefits of this Section 10 in trust for and on behalf of such Indemnified Party.

(7) Responsibility. Except in respect of statements relating solely to the Underwriters or expressly agreed by the Underwriters in writing, neither the Underwriters nor any of their affiliates or advisers will be responsible to the Company or to any other person responsible for the Applicable Prospectuses for verifying the accuracy or fairness of the information published therein or otherwise published by the Company in connection with the offering and sale of the Offered Units.

(8) Non-Prejudice. The indemnity provisions set forth in this Section 10 and the contribution provisions set forth in Section 11 and the obligations of the Company thereunder shall be in addition to any liability which the Company may otherwise have and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties.

Section 11	Contribution.

(1) Contribution. If the indemnification provided for in Section 10 hereof is unavailable to or unenforceable by an Indemnified Party or insufficient to hold an Indemnified Party harmless in respect of any Claims (as defined in Section 10(1)), then the Company shall contribute to the amount paid or payable by such Indemnified Party as a result of such Claims (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Offered Units, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Claims, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the total proceeds from the offering of the Offered Units (net of Underwriters’ Commission but before deducting expenses) received by the Company, and the total Underwriters’ Commission received by the Underwriters, bear to the gross proceeds of the offering of the Offered Units. The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation referred to in Section 10. The Underwriters’ obligations to contribute pursuant to this Section 11 are several, and not joint, in proportion to their respective underwriting commitments as set forth opposite their respective names in Section 9 hereof. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Underwriters’ Commission or any portion of such commission actually received by such Underwriter in connection with the Offered Units underwritten by it and distributed to the public. The amount paid or payable by an Indemnified Party as a result of the Claims referred to above shall be deemed to include, subject to the limitations set forth in Section 10, any legal or other out-of-pocket expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses, whether or not resulting in any such Claims.

(2) Right of Contribution in Addition to Other Rights. The rights to contribution provided in this Section 11 shall be in addition to and not in derogation of any other right to contribution which an Indemnified Party may have by statute or otherwise at law.

(3) Right of Contribution in Favour of Others. With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Company to constitute the Underwriters as trustee for such Indemnified Party of the rights and benefits of this Section 11 and the Underwriters agree to accept such trust and to hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

(4) Fraudulent Misrepresentation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Section 12	Notification to the Underwriters.

The Company undertakes to notify the Representative immediately if it comes to its knowledge at any time up to the First Closing Date or the expiration or termination of the Over-Allotment Option that any of the representations and warranties of the Company in this Agreement was not true or accurate or was misleading in any material respect when given or made or has ceased to be true or accurate in any material respect or has become misleading by reference to the facts or circumstances from time to time subsisting and of all other information of which it becomes aware which may give rise to an obligation to prepare and file Supplementary Material. If, at any time prior to the First Closing Date, the Representative shall receive notification pursuant to this section or it shall otherwise become aware that any of the representations and warranties in this Agreement is or has become or is likely to become untrue, inaccurate or misleading in any material respect, the Representative may (without prejudice to its right to terminate their obligations under this Agreement pursuant to Section 8) require the Company at its own expense to make or cause to be made such announcement as the Underwriters may reasonably determine.

Section 13	Representations, Warranties and Covenants to Survive Delivery.

The representations, warranties and covenants (including indemnities) of the Company and the Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Units shall survive the delivery of and payment for the Offered Units sold hereunder and shall continue in full force and effect unaffected by any subsequent disposition of the Offered Units by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectuses, any amendments or supplements related thereto or the distribution of the Offered Units.

Section 14	No Advisory or Fiduciary Relationship.

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Units pursuant to this Agreement, including the determination of the Offering Price of the Offered Units and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

Section 15	Notices.

All communications hereunder shall be in writing and shall be mailed, hand delivered, or telecopied and confirmed to the parties hereto as follows:

(a)	If to the Representative:

Euro Pacific Canada Inc.

130 King Street West

Suite 2820

Toronto, ON M5X 1A9

Facsimile: (647) 436-7688

Attention:  Rob Purse, President

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Facsimile: (416) 947-0866

Attention:  Ian G. Putnam

and a copy to:

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, NY 10104

Facsimile: (212) 468-7900

Attention:  Jonathan M.A. Melmed

(b)	If to the Company:

Acasti Pharma Inc.

545 Promenade du Centropolis, Suite 1000

Laval, Québec H7T0B3

Facsimile: (450) 687-2272

Attention:  Xavier Harland, Chief Financial Officer

with a copy to:

Osler, Hoskin & Harcourt LLP

1000 De La Gauchetière Street West

Suite 2100

Montréal, QC H3B4W5

Facsimile: (514) 904-5366

Attention:  François Paradis

Any party hereto may change the address for receipt of communications by giving written notice to the others. The parties may change their respective addresses and facsimile numbers for notice, by notice given in the manner aforesaid. Any such notification shall be deemed to be effective when telecopied or delivered, if telecopied or delivered to the recipient on a business day and before 3:00 p.m. (local time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time) on the next following business day.

Section 16	Authority and Use of the Advice of the Representative.

The Company shall be entitled to rely and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Representative, which has authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters, with the exception of matters arising under Section 10 and Section 11, or notice of termination pursuant to Section 8, which notice may be given by any of the Underwriters. The Company agrees that all written and oral opinions, advice, analysis and materials provided by the Underwriters in connection with the offering and sale of the Offered Units are intended solely for the Company’s benefit and for the Company’s use only and the Company covenants and agrees that no such opinions, advice or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the prior consent of the Representative in each specific circumstance.

Section 17	Successors.

This Agreement will inure to the benefit of and be binding upon the parties hereto, including any substitute Underwriters pursuant to Section 9 hereof, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 10 and Section 11, and in each case their respective successors and personal representatives, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Offered Units as such from any of the Underwriters merely by reason of such purchase.

Section 18	Time of the Essence.

Time shall be of the essence of this Agreement.

Section 19	Partial Unenforceability.

The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Section 20	Governing Law and Venue.

This Agreement shall be governed by and construed in accordance with the internal laws of the state of New York and the federal laws of the United States applicable therein governing contracts made and to be performed wholly therein and without reference to its principles governing the choice or conflict of laws. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the federal courts of the United States of America, sitting in the City of New York and the Borough of Manhattan (the “Specified Courts”), with respect to any dispute related to this Agreement. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action, or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action, or other proceeding brought in any such court has been brought in an inconvenient forum.

Section 21	Agent for Service.

The Company has filed with the SEC a Form F-X appointing CT Corporation System (or any successor) (together with any successor, the “Agent for Service”), as its agent to accept and acknowledge on its behalf service of any and all process which may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Agreement.

Section 22	Counterparts/Facsimile/Electronic Signatures.

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile or e-mail of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

Section 23	Language.

The parties have expressly required this Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention de prise ferme ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

Section 24	General Provisions.

(1) This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof including the engagement letter dated November 22, 2013 between the Company and the Representative. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

(2) The Company acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of its investment bankers. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ investment banking divisions. The Company acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short position in debt or equity securities of the companies which may be the subject to the transactions contemplated by this Agreement.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

The foregoing is agreed by the parties as of the date first mentioned above.

EURO PACIFIC CANADA INC.

By:	/s/ Rob Furse
	Name:	Rob Furse
	Title:	President

[Signature Page to Underwriting Agreement]

NATIONAL SECURITIES CORPORATION

By:	/s/ Jonathan C. Rich
	Name:	Jonathan C. Rich
	Title:	Executive Vice President

[Signature Page to Underwriting Agreement]

ACASTI PHARMA INC.

By:	/s/ Henri Harland
	Name:	Henri Harland
	Title:	President, Secretary and Chief Executive Officer

By:	/s/ Xavier Harland
	Name:	Xavier Harland
	Title:	Chief Financial Officer

[Signature Page to Underwriting Agreement]

SCHEDULE “A”

INFORMATION AND FREE WRITING PROSPECTUSES

INCLUDED IN THE TIME OF SALE PROSPECTUS

Pricing Information:

Number of Firm Units: 16,000,000

Number of Additional Offered Units: 2,400,000

Number of Unit Shares per Unit: One (1) Unit Share

Number of Warrants per Unit: One (1) Warrant

Exercise price of Warrants: US$1.50

Price to Public: US$1.25 per Unit

Underwriters’ Commission: 3.0% of the gross proceeds from the sale of Firm Units to those purchasers agreed to by the Representative and the Company, and 6.0% of the gross proceeds from the sale of Offered Units to all other purchasers

Closing Date: December 3, 2013

EXHIBIT “A”

LIST OF PERSONS AND ENTITIES SUBJECT TO LOCK-UP

Directors

Henri Harland

Ronald Denis

Valier Boivin

Jean-Claude Debard

Harlan W. Waksal

Officers

Tina Sampalis

Xavier Harland

Pierre Lemieux

Others

Neptune Technologies & Bioressources Inc.

EXHIBIT “B”

FORM OF LOCK-UP AGREEMENT

November     , 2013

Euro Pacific Canada Inc.

As Representative of the several Underwriters

c/o Euro Pacific Canada Inc.

130 King Street West, Suite 2820

Toronto, ON M5X 1A9

Re:	Public Offering of Units

Ladies and Gentlemen:

The undersigned understands that Euro Pacific Canada Inc. will act as representative (“EuroPac” or the “Representative”) for a group of underwriters (the “Underwriters”) that propose to enter into the Underwriting Agreement (the “Underwriting Agreement”) with Acasti Pharma Inc., a corporation governed by the Business Corporations Act (Quebec) (the “Company”), providing for the purchase by the Underwriters of securities of the Company including the Company’s Class A shares (the “Common Shares”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In order to induce the Underwriters to enter in to the Underwriting Agreement, the undersigned hereby agrees that, commencing on the date hereof and continuing until the ninetieth (90th) day following the date of the final prospectus supplement filed by the Company with the Securities and Exchange Commission in connection with such Offering (the “Lock-Up Period”), the undersigned will not, without the prior written consent of EuroPac, on behalf of the Underwriters, directly or indirectly, (1) offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any Common Shares, or any securities convertible into or exercisable or exchangeable for the Common Shares; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, or any securities convertible into or exchangeable for the Common Shares, regardless of whether any such transaction described herein is to be settled by delivery of the Common Shares or such other securities, or by delivery of cash or otherwise; (3) make any demand for, or exercise any right with respect to, the registration or prospectus qualification of any Common Shares or any security convertible into or exercisable of exchangeable for the Common Shares; or (4) publicly announce any intention to do any of the foregoing.

The foregoing restrictions shall not apply to transfers (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein for the remainder of the Lock-Up Period, (ii) by will or intestate succession, (iii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iv) to any partner, member or stockholder of the undersigned, (v) the exercise of stock options, existing on the date of the Underwriting Agreement, to purchase Common Shares granted under an equity incentive plan of the Company; provided that any shares of Common Stock obtained by such exercise or exchange shall remain subject to the terms of this Lock-Up Agreement, and (vi) [of Common Shares to the Company]1 [of up to an aggregate of 100,000 Common Shares when combined with transfers under this subclause (vi) by all persons who execute an agreement substantially in the form of this Lock-Up Agreement in connection with the Offering,]2 to satisfy withholding taxes for any equity award granted prior to the date of the Underwriting Agreement, such as upon exercise, vesting, lapse of substantial risk of forfeiture, or other similar taxable event, provided that in connection with transactions described in clauses (ii), (iii) and (iv) above, the recipient (as applicable) agrees to be bound in writing by the restrictions set forth herein for the remainder of the Lock-Up Period and the related transfer shall not involve a disposition for value. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. [Furthermore, the restrictions set forth in the paragraph directly above shall not apply to the offer, sale, disposition, tender or transfer of Common Shares held by Neptune Technologies & Bioressources Inc. (“Neptune”) (x) as full or partial consideration for assets or common shares in connection with arm’s length acquisitions and (y) upon the exercise of call-options issued prior to the date of the Underwriting Agreement to certain employees, officers and directors of Neptune to purchase such Common Shares; provided that the recipient of such Common Shares agrees to be bound in writing by the restrictions set forth herein for the remainder of the Lock-Up Period.]1

The undersigned hereby agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent against the transfer of securities of the Company held by the undersigned during the Lock-Up Period (as may have been extended pursuant hereto), except in compliance with this Lock-Up Agreement.

Anything to the contrary notwithstanding, if (i) the Underwriting Agreement does not become effective by November 30, 2013, (ii) after becoming effective, the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, or (iii) prior to the Underwriting Agreement becoming effective, the Company notifies the Representative in writing that it does not intend to proceed with the Offering, this Lock-Up Agreement shall lapse and become null and void and the undersigned shall be released from all obligations under this Lock-Up Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. This Lock-Up Agreement may not be revoked by the undersigned or the Company. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York.

[1]	To be included only in agreement signed by Neptune Technologies & Bioressources Inc.
[2]	To be included in all agreements except as signed by Neptune Technologies & Bioressources Inc.

Very truly yours,

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